Exhibit 99.81

Tel: 561-688-1600 Fax: 561-688-1848 www.bdo.com	1601 Forum Place, 9th Floor Centurion Plaza West Palm Beach, FL 33401

August 28, 2020

Akumin Inc.

151 Bloor St. West, Suite 603

Toronto, Ontario M5S 1S4

Dear Sirs and Mesdames:

We refer you to business acquisition report (the “BAR”) of Akumin Inc. (the “Company”) dated as of August 14, 2019 relating to the Company’s acquisition of all of the outstanding shares of ADG Acquisition Holdings, Inc. We acknowledge that we have previously consented to the use in the BAR of our report dated August 12, 2019 (the “Auditor Report”) relating to the following financial statements:

TIC Acquisition Holdings, LLC Consolidated Financial Statements – Year ended December 31, 2018

We consent to the use of the Auditor Report included in the BAR in the Registration Statement on Form 40-F of the Company.

Yours truly,

/s/ BDO US, LLP

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.